Exhibit 99.1

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 27, 2025

NOTICE IS HEREBY GIVEN that the Special General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on February 27, 2025, at 4:00 p.m. Israel time, at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.	Approval of a revised Compensation Policy for a period of three years, commencing on the date of approval by the shareholders in the Meeting.

2.
Subject to the approval of proposal 3, appointment of Mr. Zwi Williger as the Company’s Chairman of the Board for an additional period of three years, commencing on the date of approval by the shareholders in the Meeting.

3.
Subject to the approval of proposal 2, appointment of Mr. Joseph Williger, Mr. Zwi Williger's brother, as the Company's CEO for an additional period of three years, commencing on the date of approval by the shareholders in the Meeting.

4.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appointment of Mr. Zwi Williger as the Company’s Chairman of the Board (proposal 2), approval of an amendment to the terms of office of Mr. Zwi Williger, a controlling shareholder, commencing on January 1, 2025.

5.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appointment of Mr. Joseph Williger, a controlling shareholder, as the Company’s CEO (proposal 3), approval of an amendment to the terms of office of Mr. Joseph Williger, commencing on January 1, 2025.

6.
Approval of the terms of office of Mrs. Dana Williger Schutz, daughter of Mr. Joseph Williger, as the Company's head of marketing, commencing on commencing on the date of approval by the shareholders in the Meeting.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Company's Board of Directors in accordance with the provisions of section 66(b) of the Companies Law, to include a matter on the agenda of the Meeting until Wednesday, January 29, 2025. Should the Board of Directors find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on Tuesday, January 23, 2025, (the “Record Date”), are entitled to participate and to vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours prior to the Meeting (i.e., no later than February 25, 2025 at 4:00 p.m., Israel time), to the offices of the Company or to the offices of the Company's transfer agent, Equiniti Trust Company LLC, using the enclosed envelope. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote in his/her behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours prior to the Meeting (i.e., no later than February 25, 2025 at 4:00 p.m. Israel time).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors
Zvi Williger
Chairman of the Board of Directors

Dated: Yavne, Israel, January 20, 2025

- ii -

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216, Israel

PROXY STATEMENT

This proxy statement is furnished to the Company’s shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Special General Meeting (the “Meeting”) of the Company to be held on February 27, 2025, at 4:00 p.m. Israel time at the Company offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel (the “Company Offices”), and at any adjournment or postponement thereof. This proxy statement and the proxies solicited hereby will be sent to shareholders on or about January 28, 2025.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company (the “Board”). A form of proxy for use at the Meeting is attached. All ordinary shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received at the Company Offices or at the offices of the Company’s transfer agent, Equiniti Trust Company LLC, at least 48 hours prior to the Meeting (i.e., no later than February 25, 2025 at 4:00 pm Israel Time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the shareholder executing or revoking a proxy does so under a power of attorney or other authorization, including an authorization by a corporation’s board of directors or shareholders, he or she must send the Company the original or a duly certified copy of such power of attorney or authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting, by executing a later proxy (provided that such later proxy is received within the above-referenced time period), or by submitting a written notice of revocation to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, at the Company Offices prior to the Meeting.

If the proxy is properly signed by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein, as recommended by the Board.

The presence in person or by proxy of two or more shareholders representing no less than twenty five percent (25%) of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum enabling the Meeting to be conducted. According to the Company’s Articles of Association, if a quorum is not present within half an hour of the time scheduled for the commencement of the Meeting, the Meeting shall be automatically adjourned to one week thereafter at the same time and place, or to a time and place as the Board shall determine by notice to the shareholders (the “Adjourned Meeting”). If a quorum is not present within half an hour of the time scheduled for the Adjourned Meeting, it shall be held as planned with the participation of any number of shareholders holding any number of voting rights.

Proxies will be solicited primarily by mail; however, officers, directors, employees and agents of the Company, none of whom will receive additional compensation, may solicit proxies by telephone, e-mail or other forms of contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares (in their names or for other shareholders) who ask to receive proxy materials and obtain proxies for the beneficial owners of Ordinary Shares. The Company will bear the cost of such solicitations, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares

Vote Required for Approval

The approval of the revised Compensation Policy (proposal 1 above), appointment of Mr. Zwi Williger as the Company’s Chairman (proposal 2 above) and the appointment of Mr. Joseph Williger as the Company's CEO (proposal 3 above) all require the affirmative vote of the shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on each matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no a personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of the amendment to the terms of office of Mr. Zwi Williger as the Company’s Chairman of the Board (proposal 4 above), approval of the amendment to the terms of office of Mr. Joseph Williger, as the Company's CEO (proposal 5 above) and approval of the terms of office of Mrs. Dana Williger Schutz as head of marketing (proposal 6 above), all require the affirmative vote of the shareholders holding at least a majority of the Ordinary Shares present, in person or by proxy, and voting on each matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of each matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

For purposes of proposals 1 to 3, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

According to the Israeli Companies Law, a “personal interest” of any shareholder in an act or transaction of a company, including a personal interest of any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least five percent (5%) of the shares or holds at least five percent (5%) of the voting rights or has the right to appoint a director or the CEO, including a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and excluding an interest arising solely from the ownership of the Company’s ordinary shares.

Please note that each shareholder is required to indicate on the proxy card or voting instruction form whether or not he/she is a controlling shareholder of the Company or/and has a personal interest, as the case may be, in the approval of proposals 1 through 6, no matter whether he/she votes for or against these proposals. If a shareholder fails to notify the Company as to whether or not he/she is a controlling shareholder of the Company with respect to proposals 1, 2 and 3 or has a personal interest in the approval of proposals 1 through 6, his/her vote will not be counted with respect to the proposal(s) for which he/she failed to provide notification.

Only shareholders of record at the close of business on January 21, 2025 (the “Record Date”) are entitled to vote at the Meeting. At the close of business on the Record Date, 13,867,017 Ordinary Shares were outstanding and eligible for voting at the Meeting. Subject to the voting restrictions described above, each shareholder of record is entitled to one vote for each Ordinary Share held by him or her upon each matter on the Meeting’s agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company Offices on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-08-9321000, fax number +972-08-9321003).

If a shareholder wishes to state his or her position with respect to any of the matters described in this proxy statement, in addition to any right he may have under applicable law, he may state such position pursuant to the regulations under the Israeli Companies Law, 5759-1999 (the “Companies Law”) by delivery of a notice to the Company Offices not later than February 27, 2025; the Board shall respond to such notice no later than February 20, 2025.

PROPOSAL NO. 1

APPROVAL OF A REVISED COMPENSATION POLICY FOR THE COMPANY’S
DIRECTORS AND OFFICERS

On March 14, 2023, the General Meeting of Shareholders approved the current compensation policy. The Company's current compensation policy may be found at the following link: https://www.sec.gov/Archives/edgar/data/1030997/000117891323000410/exhibit_99-1.htm (the “Current Compensation Policy”).

The current Compensation Policy does not grant any rights to the Company officers (which, according to the Companies Law, include the members of the Board of Directors) but rather establishes a framework for compensation. The actual compensation received by each officer is that specifically approved by the Company organs.

The proposed revised Compensation Policy, attached hereto as Appendix A, is being presented to shareholders for their consideration (the “Revised Compensation Policy”) and is marked to show changes from the Current Compensation Policy.

Below is a description of certain provisions of the Revised Compensation Policy as well as a comparison to certain provisions in the Current Compensation Policy (capitalized terms are defined in the Compensation Policy):

Revised Compensation Policy:

The Measurable Bonus Mechanism

Payment of the Measurable Bonus to each of the Company's officers will be subject to the generation by the Company of actual annual operating profit before bonuses of at least NIS 15 million (the “Minimum Profit”), in which case the following Measurable Bonuses will apply (subject to the Annual Bonus caps provided in section 6.1 of the Revised Compensation Policy):

•
for the initial NIS 10 million of either (i) actual operating profit before Bonuses or (ii) profit before tax before Bonuses (either, the "Profit Before Bonuses"), as shall be determined separately for each of the Company's officers, a Bonus of up to 2% of the Profit Before Bonuses

•	If the Profit Before Bonuses exceeds NIS 10 million and up to and including NIS 15 million, a Bonus of up to 3% of the Profit Before Bonuses.

•	If the Profit Before Bonuses exceeds NIS 15 million and up to and including NIS 20 million, a Bonus of up to 4% of the Profit Before Bonuses.

•	If the Profit Before Bonuses exceeds NIS 20 million, a Bonus of up to 5.5% of the Profit Before Bonuses.

Current Compensation Policy:

The Measurable Bonus Mechanism

Payment of the Measurable Bonus to each of the Company's officers is subject to exceeding the Minimum Profit, in which case the following Measurable Bonuses will apply (subject to the Annual Bonus caps provided in section 6.1 of the Revised Compensation Policy):

•	for the initial NIS 10 million of actual operating profit before Bonuses, a Bonus of up to 2%.

•	a Bonus of up to 3% of actual operating profit before Bonuses of between NIS 10 million and NIS 15 million.

•	a Bonus of up to 4% of actual operating profit before Bonuses of between NIS 15 million and NIS 20 million.

•	a Bonus of up to 5.5% of actual operating profit before Bonuses exceeding NIS 20 million.

At the Meeting, the shareholders will be asked to approve the Revised Compensation Policy, which will become effective for a term of three years commencing on the date of approval by the shareholders in the Meeting. The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the Revised Compensation Policy as it believes that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED to approve the Revised Compensation Policy of the Company, in the form attached as Appendix A to the Proxy Statement, for a period of three years commencing on the date of approval by the shareholders in the Meeting.”

Approval of this Proposal No. 1 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors
recommend a vote FOR Proposal No. 1.

PROPOSAL NO. 2

SUBJECT TO THE APPROVAL OF PROPOSAL 3, APPOINTMENT OF MR. ZWI
WILLIGER, MR JOSEPH WILLIGER'S BROTHER, AS THE CHAIRMAN OF THE
BOARD, FOR AN ADDITIONAL PERIOD OF THREE (3) YEARS COMMENCING ON THE
DATE OF APPROVAL BY THE SHAREHOLDERS IN THE MEETING

Under the Companies Law, the Chairman of the Board of Directors of a public company or its relative shall be granted the powers of the Chief Executive Officer (General Manager) if the company shareholders resolve, that for a period of no more than three years from the date of approval of the resolution to such effect, the Chairman of the Board of Directors may be authorized to fulfill the role of Chief Executive Officer, or to exercise the powers of the Chief Executive Officer, and also to authorize the Chief Executive Officer, or his relative, to fulfill the role of the Chairman of the Board of Directors or to exercise its powers, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

At the shareholder meeting held on March 14, 2023, the Company shareholders approved the appointment of Mr. Zwi Williger as the Company's Chairman and the appointment of Mr. Joseph Williger, as the Company's CEO, for a period of three (3) years. Additional information may be found in the following link:
 https://www.sec.gov/Archives/edgar/data/1030997/000117891323000410/exhibit_99-1.htm.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED to approve the appointment of Mr. Zwi Williger as the Company’s Chairman of the Board for an additional period of three (3) years, commencing on the date of approval by the shareholders in the Meeting.”

Approval of this Proposal No. 2 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors
recommend a vote FOR Proposal No. 2.

PROPOSAL NO. 3

SUBJECT TO THE APPROVAL OF PROPOSAL 2, APPOINTMENT OF MR. JOSEPH
WILLIGER, MR. ZWI WILLIGER's BROTHER, AS THE COMPANY'S CEO, FOR AN
ADDITIONAL PERIOD OF THREE (3) YEARS, COMMENCING ON THE DATE OF THE
APPROVAL BY THE SHAREHOLDERS IN THE MEETING

Under the Companies Law, the Chairman of the Board of Directors of a public company or his relative shall be granted the powers of the Chief Executive Officer (General Manager) if the company shareholders resolve, that for a period of no more than three years from the date of approval of the resolution to such effect, the Chairman of the Board of Directors may be authorized to fulfill the role of Chief Executive Officer, or to exercise the powers of the Chief Executive Officer, and also to authorized the Chief Executive Officer, or his relative, to fulfill the role of the Chairman of the Board of Directors or to exercise its powers, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

At the shareholders meeting held on March 14, 2023, the shareholders approved the appointment of Mr. Zwi Williger as the Company's Chairman and the appointment of Mr. Joseph Williger, as the Company's CEO, for a period of three (3) years. Additional information may be found in the following link: https://www.sec.gov/Archives/edgar/data/1030997/000117891323000410/exhibit_99-1.htm.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED to approve the appointment of Mr. Joseph Williger as the Company’s CEO for an additional period of three (3) years, commencing on the date of approval by the shareholders in the Meeting.”

Approval of this Proposal No. 3 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company as well as those who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors
recommend a vote FOR Proposal No. 3.

PROPOSAL NO. 4

SUBJECT TO THE APPROVAL OF THE REVISED COMPENSATION POLICY
(PROPOSAL 1), AND THE APPOINTMENT OF MR. ZWI WILLIGER AS THE
COMPANY'S CHAIRMAN OF THE BOARD (PROPOSAL 2), APPROVAL OF AN
AMENDMENT TO THE TERMS OF OFFICE OF MR. ZWI WILLIGER, A CONTROLLING
SHAREHOLDER, COMMENCING ON JANUARY 1, 2025

Mr. Zwi Williger has served as Co-Chairman of the Board from August 17, 2017 until March 13, 2023 and as a Chairman of the Board since March 14, 2023.

At the shareholder meeting held on March 14, 2023 (“March 2023 Meeting”), the shareholders approved the current Management Services Agreement with a company controlled by Mr. Zwi Williger, each for a period of three years commencing as of January 1, 2023 (the “Current Management Services Agreement”). The terms of the current Management Services Agreement may be found in Proposal 4 of the proxy statement sent to the Company shareholders in connection with the March 2023 Meeting at the following link: https://www.sec.gov/Archives/edgar/data/1030997/000117891323000410/exhibit_99-1.htm.

Subject to the approval by shareholders of the Revised Compensation Policy as proposed in Proposal 1 above and the appointment of Mr. Zwi Williger as the Company's chairman as proposed in Proposal 2 above, the shareholders will be asked to approve an amendment to the terms of office of Mr. Zwi Williger, a controlling shareholder, commencing on January 1, 2025 and for a period of three years. As part of the amendment to the terms of office of Mr. Zwi Williger, the Measurable Bonus to which Mr. Zwi Williger is entitled, pursuant to the Current Management Services Agreement, will be based on annual profit-before-tax instead of annual operating profit. All numerical amounts in the Current Management Services Agreement will remain the same.

The Compensation Committee and the Board of Directors believe that basing the bonus on profit before tax better reflects Mr. Williger's contribution to the Company's financial results and allows for a bonus payment based on actual results, in full alignment with the interests of other shareholders.

As revised, the annual bonus provision will provide as follows:

Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria

-
Payment of the Measurable Bonus will be subject to an average minimum operating profit of the Company before bonuses during the last three (3) years (i.e., the year in which the bonus is granted and the previous two (2) years) (the “Bonuses” and "Average Operating Profit Before Bonuses", respectively) of at least NIS 40 million (USD 11.3 million) (the “Minimum Average Operating Profit before Bonuses”).

-
Subject to the Company's achieving or exceeding the Minimum Average Operating Profit Before Bonuses, the Chairman shall be entitled to receive a bonus as follows: (i) a Bonus of 2.5% of the average profit before tax of the Company before bonuses during the last three (3) years (the "Average Profit Before Tax Before Bonuses") for the amount exceeding NIS 10 million (USD 2.8 million) and up to and including NIS 15 million (USD 4.2 million); (ii) a Bonus of 3% of the Average Profit Before Tax Before Bonuses for the amount exceeding NIS 15 million and up to and including NIS 25 million (USD 7.1 million); (iii) a Bonus of 4.15% of Average Profit Before Tax Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 11.3 million); (iv) a Bonus of 5% of the Average Profit Before Tax Before Bonuses for the amount exceeding NIS 40 million and up to and including NIS 55 million (USD 15.6 million); and (v) a Bonus of 5.5% of the Average Profit Before Tax Before Bonuses for any amount exceeding NIS 55 million.

The maximum annual Bonus to be paid to the Chairman will not exceed an amount of NIS 2.4 million (USD 679.89 thousand). Other than as set forth above, there are no other proposed changes to the Current Management Services Agreement.

It is noted that the proposed amendment as described above shall commence as of the bonus regarding the year 2025.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the amendment to the terms of office of Mr. Zwi Williger, a controlling shareholder, commencing on January 1, 2025.”

Approval of this Proposal No. 4 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors
recommend a vote FOR Proposal No. 4.

PROPOSAL NO. 5

SUBJECT TO THE APPROVAL OF THE REVISED COMPENSATION POLICY
(PROPOSAL 1), AND THE APPOINTMENT OF MR. JOSEPH WILLIGER AS THE
COMPANY'S CEO (PROPOSAL 3), APPROVAL OF AN AMENDMENT TO THE TERMS
OF OFFICE OF MR. JOSEPH WILLIGER, A CONTROLLING SHAREHOLDER,
COMMENCING ON JANUARY 1, 2025

Mr. Joseph Williger has served as Co-Chairman of the Board from June 20, 2017 until March 13, 2023 and as CEO since March 14, 2023.

At the March 2023 Meeting, the shareholders approved the current Management Services Agreements with a company controlled by Mr. Joseph Williger for a period of three years, commencing as of January 1, 2023 (the “Current Management Services Agreement”). The terms of the Current Management Services Agreement may be found in Proposal 4 of the proxy statement sent to the Company shareholders in connection with the March 2023 Meeting at the following link: https://www.sec.gov/Archives/edgar/data/1030997/000117891323000410/exhibit_99-1.htm.

Subject to the approval by shareholders of the Revised Compensation Policy as proposed in Proposal 1 above and the appointment of Mr. Joseph Williger as the Company's CEO, as proposed in Proposal 3 above, the shareholders will be asked to approve an amendment to the terms of office of Mr. Joseph Williger, a controlling shareholder, commencing on January 1, 2025 and for a period of three years. As part of the amendment to the terms of office of Mr. Joseph Williger, the Measurable Bonus to which Mr. Joseph Williger is entitled pursuant to the Current Management Services Agreement, will be based on annual profit-before-tax, instead of annual operating profit. All numerical amounts in the Current Management Services Agreement will remain the same.

The Compensation Committee and the Board of directors believe that basing the bonus on profit before tax better reflects Mr. Williger's contribution to the Company's financial results and allows for a bonus payment based on actual results, in full alignment with the interests of other shareholders.

As revised, the annual bonus provision will provide as follows:

Profit Related Bonus - an annual bonus determined according to measurable quantitative criteria

-
Payment of the Measurable Bonus will be subject to an average minimum operating profit of the Company before bonuses during the last three (3) years (i.e., the year in which the bonus is granted and the previous two (2) years) (the “Bonuses” and "Average Operating Profit Before Bonuses", respectively) of at least NIS 40 million (USD 11.3 million) (the “Minimum Average Operating Profit before Bonuses”).

-
Subject to the Company's achieving or exceeding the Minimum Average Operating Profit Before Bonuses, the Chairman shall be entitled to receive a bonus as follows: (i) a Bonus of 2.5% of the average profit before tax of the Company before bonuses during the last three (3) years (the "Average Profit Before Tax Before Bonuses") for the amount exceeding NIS 10 million (USD 2.8 million) and up to and including NIS 15 million (USD 4.2 million); (ii) a Bonus of 3% of the Average Profit Before Tax Before Bonuses for the amount exceeding NIS 15 million and up to and including NIS 25 million (USD 7.1 million); (iii) a Bonus of 4.15% of Average Profit Before Tax Before Bonuses for the amount exceeding NIS 25 million and up to and including NIS 40 million (USD 11.3 million); (iv) a Bonus of 5% of the Average Profit Before Tax Before Bonuses for the amount exceeding NIS 40 million and up to and including NIS 55 million (USD 15.6 million); and (v) a Bonus of 5.5% of the Average Profit Before Tax Before Bonuses for any amount exceeding NIS 55 million.

The maximum annual Bonus to be paid to the Chairman will not exceed an amount of NIS 2.4 million (USD 679.89 thousand). Other than as set forth above, there are no other proposed changes to the Current Management Services Agreement.

Other than as set forth above, there are no other proposed changes to the Current Management Services Agreement.

It is noted that the proposed amendment regarding the profit related bonus, hence – annual bonus based on Profit-Before-Tax, instead of operating profit, as specified above, shall commence as of the bonus regarding the year 2025.

Other than as set forth above, there are no other proposed changes to the Current Management Services Agreement.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve an amendment to the terms of office of Mr. Joseph Williger, a controlling shareholder, commencing on January 1, 2025”

Approval of this Proposal No. 5 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors
recommend a vote FOR Proposal No. 5

PROPOSAL NO. 6

APPROVAL OF THE TERMS OF OFFICE OF MRS. DANA WILLIGER SCHUTZ,
DAUGHTER OF MR. JOSEPH WILLIGER, AS THE COMPANY'S HEAD OF
MARKETING, COMMENCING ON THE DATE OF APPROVAL BY THE
SHAREHOLDERS IN THE MEETING

The Board of Directors proposes to appoint Mrs. Dana Williger Schutz, daughter of Mr. Joseph Williger, as the head of marketing of the Company, commencing on the date of approval by the shareholders in the Meeting.

The following is a brief biography of Mrs. Williger Schutz based on information she presented to the Company: From 2018 to 2019, she served as a legal intern at corporate department at FISCHER (FBC & CO.) and from 2019 to 2021, she served as an associate at corporate department at FISCHER (FBC & CO.). Mrs. Williger Schutz earned her Bachelor of Laws (LL.B) and bachelor's degree (BA) in Business Administration from Reichman University.

The shareholders will be asked to approve the terms of office of Mrs. Dana Williger Schutz as the Company's head of marketing, commencing on date of approval by the shareholders in the Meeting and for a period of three years, on the following terms and conditions:

(a)          monthly gross salary of 18,000 NIS (USD 5.1 thousand). Subject to the Company's satisfaction, Mrs. Williger will be entitled to a raise of 10% of the monthly gross salary after 12 months of employment.

(b)          The Company will provide Mrs. Williger with use of a vehicle, as customary in the Company for such a level of employment.

(c)          Annual measurable bonus of 0.1% of actual operating profit before bonuses, up to an amount of 30,000 NIS (USD 8.5 thousand).

(d)          Social benefits as customary in the Company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the terms of office of Mrs. Dana Williger Schutz, daughter of Mr. Joseph Williger, as the Company's head of marketing, commencing on the date of approval by the shareholders in the Meeting”

Approval of this Proposal No. 6 requires the affirmative vote of shareholders present in person or by proxy and holding the Company’s ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who have no personal interest in the approval of the matter; the counting of the total votes of such shareholders shall not take abstentions into account, or (ii) the total number of votes against each proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board of Directors
recommend a vote FOR Proposal No. 6

INFORMATION ABOUT THE COMPANY

 A copy of the Company’s financial statements for the year ended on December 31, 2023, together with the report of the auditors thereon, is available upon request in writing to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

Dated: January 22, 2025

By Order of the Board Zwi Williger, Chairman of the Board of Directors

Appendix A
to the Proxy Statement for the Special General Meeting of the Scheduled for February 27, 2025

Compensation Policy

G. Willi-Food International Ltd.
(the "Company")

Compensation Policy for Company's Officers and Directors
(the "Compensation Policy")

1.	Introduction

1.1
The objective of this document is to define and describe the Compensation Policy for the Company's officers, including members of the Board of Directors (the "Board"), as required pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law").

1.2
It is emphasized that this Compensation Policy does not grant rights to the Company's officers, and the adoption of this Compensation Policy in itself does not grant the right to any officer of the Company to receive any of the compensation components described in the Compensation Policy, and does not amend existing agreements. The compensation components that each officer will be entitled to receive will be only those that are specifically approved for the officer by the Company's authorized organs, subject to the provisions of any applicable law.

1.3
If an officer should receive compensation that is less than the compensation provided in this Compensation Policy, it will not be considered as a deviation or exception from this Compensation Policy, and such officer's terms of compensation will not require the approval of the Company's shareholders.

1.4
The Company may elect to appoint an additional Chairman in addition to the position of the current Chairman. In such event, unless specified otherwise in this Compensation Policy, the maximum monthly Base Salary and the maximum Bonus for each of the co-Chairmen, will not exceed the maximum amounts indicated in this Compensation Policy, for the position of Chairman of the Board. In case of a co-Chairman with a less than 100% full time position, the applicable maximum monthly Base Salary and the maximum Bonus, will be calculated on a proportionate basis.

1.5
In the event the controlling shareholder will be appointed to the position of co-Chairman, CEO or an officer of the Company, his or her compensation will be subject to specific approval by the Company's shareholders in accordance with Israeli law.

1.6
The convenience translation of New Israeli Shekels (NIS) into U.S. Dollars was made based on the exchange rate of ~~February~~ January ~~6~~22, ~~2023~~2025, at which USD 1.00 equaled NIS 3.~~474~~53. The USD denominated data is provided solely for convenience purposes, whereby only the NIS denominated figures are binding.

2.	The Objectives of the Compensation Policy

The purpose of the proposed Compensation Policy is to help in achieving the goals and work plans of the Company, including for the long term, by:

2.1
Creating a reasonable and appropriate set of incentives for the Company's officers while taking into consideration, inter alia, the Company's characteristics, business activity, risk management policy and work relations.

2.2
Providing the tools necessary for recruiting, motivating and retaining talented and skilled officers in the Company, who, in turn, will be able to contribute to the Company and maximize its profits in the long term.

2.3
Emphasizing performance based on compensation, and tying the officers to the Company and its performance, by matching the officers' compensation to their contribution to achieving the Company's goals and maximizing its profits, from a long-term point of view and according to their position.

2.4	Creating a proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

2.5	Creating a more suitable balance between the different positions in the Company's current management mechanism.

2.6
The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio, according to Israeli standards, between the fixed compensation and the variable compensation, so as to create a performance based compensation system that promotes the Company's goals, and corresponds with its risk management policy.

3.	Parameters for Examining the Compensation Policy

The general parameters that will be considered when examining the compensation terms of each of the Company's officers, are as follows:

3.1	The officer's education, skills, expertise, professional experience and achievements.

3.2	The officer's position, the level of responsibility and previous employment agreements that were signed between the Company and the officer.

3.3	The officer's contribution to the Company's performance, profits and stability.

3.4	The level of responsibility borne by the officer due to his or her position in the Company.

3.5	The need of the Company to retain the officer in view of the officer's special skills, knowledge and expertise.

3.6	The existing compensation terms of the other Company's officers.

3.7
Either of the compensation committee and the Board may (without the obligation to do so) examine, for indication purposes, the compensation terms, which are accepted in the market and relevant industry for officers in similar positions and in similar companies.

4.	Fixed Components

4.1
The gross salary (or management fees, if applicable) (excluding all benefits detailed in Article 5 below) (the "Base Salary") is intended to compensate the officer for his or her time and resources, that he or she invests in performing his or her position in the Company and for performing the ongoing duties required by his or her position.

4.2	A Base Salary may be linked to the Israeli Consumer Price index or any other applicable index or linkage mechanism.

4.3	In case of an officer with a less than 100% full time position, the applicable cap of the Base Salary will be calculated on a proportionate basis.

4.4	The monthly Base Salary of the Company's officers (excluding any linkage mechanism) will be subject to the following caps:

Position	Maximum Cost of Fixed Components (excluding transportation or a Company car benefit)
Chairman of the Board	NIS 120 thousand (USD ~~34.5~~ 33.99 thousand)
CEO	NIS 120 thousand (USD ~~34.5~~ 33.99 thousand)
Other officers who are not directors	NIS 85 thousand (USD ~~24.5~~ 24.08 thousand)

5.	Benefits

5.1	The Company's officers will be entitled to mandatory social benefits as provided under law.

5.2
In addition, each officer's compensation package may include additional benefits, such as transportation or a Company car (including grossing up the related tax), customary pension plan, customary executive insurance, health insurance, life insurance, communication & media, Israeli education fund, etc.

5.3	The officers (including contract workers) may be entitled to benefits and discounts, including employee benefit cards and other promotions and discounts regarding Company's products.

5.4	In addition to the related benefits, the officers may be entitled to a reimbursement of reasonable expenses they incur while performing their duties (such as a mobile phone, food and lodging).

6.	Cash Incentives ("Bonus")

6.1
The Company is permitted to grant an annual bonus to the officers as part of their compensation package, determined according to ~~measureable~~measurable quantitative criteria (the  "~~Measureable~~Measurable Bonus") and qualitative criteria (the "Discretionary Bonus" and together: the "Annual Bonus", respectively).

Annual Bonus:

The Annual Bonus will not exceed the following caps:

Position	Maximum Annual Bonus
Chairman of the Board	NIS 2.4 million (USD 679.89 ~~690.8~~ thousand)
CEO	NIS 2.4 million (USD 679.89 ~~690.8~~ thousand)
Other officers	NIS 600,000 (USD ~~172.7~~ 169.97 thousand)

6.2	Measurable Bonus:

6.2.1	Precondition for Payment of Measurable Bonus

None of the Company's officers will be paid a Measurable Bonus (as set, or any part thereof,  if the Company's actual annual operating profit before ~~Bonusesis~~Bonuses is less than NIS 15 million (the "Minimum Profit").

~~6.2.2~~6.3	The Measurable Bonus Mechanism

Payment of the Measurable Bonus to each of the Company's officers will be subject to ~~exceeding~~ the generation by the Company of actual annual operating profit before bonuses of at least NIS 15 million (the "Minimum Profit~~,~~"), in which case the following Measurable Bonuses will apply (subject to the Annual Bonus caps ~~mentioned~~provided in section 6.1 above). ~~If the Company's actual annual operating profit exceeds the Minimum Profit, the following Measurable Bonus Mechanism will apply:~~):

~~•~~
for the initial NIS 10 million of either (i) actual operating profit before Bonuses, a ~~Bonus of up to 2%. a Bonus of up to 3% of actual operating~~ or (ii) profit before tax before Bonuses ~~of between~~(either, the "Profit Before Bonuses"), as shall be determined separately for each of the Company's officers, a Bonus of up to 2% of the Profit Before Bonuses.

•	If The Profit Before Bonuses exceeds NIS 10 million and up to and including NIS 15 million, a Bonus of up to 3% of the Profit Before Bonuses.

•
~~a Bonus of up to 4% of actual operating profit before Bonuses of between~~If The Profit Before Bonuses  exceeds NIS 15 million and up to and including NIS 20 million, a Bonus of up to 4% of the Profit Before Bonuses.

•	~~a Bonus of up to 5.5% of actual operating profit before~~If The Profit Before Bonuses exceeding NIS 20 million, a Bonus of up to 5.5% of the Profit Before Bonuses. ~~At the first quarter of each year, the~~

~~6.2.3~~6.3.1	The compensation committee and the Board may elect to amend the Minimum Profit Target.

~~6.2.4~~6.3.2	Individual Measurable Targets

In addition to the Measurable Bonus (as set forth in sections 6.2.1~~-6.2.3~~ above), and subject to the caps mentioned in section 6.1 above, the Company will be permitted to pay any officer (excluding the ~~Chairman of the Board and the CEO~~controlling shareholders) additional bonus according to an individual measurable targets that will be defined ~~in the first quarter of~~ each year. The amount of the individual annual Bonus to these officers (under this section) will not exceed three (3) applicable Base Salaries. The Minimum Profit, as defined in section 6.2.1 above, shall not apply for individual annual bonuses under this section.

~~6.3~~6.4	Discretionary Bonus

~~6.3.1~~6.4.1
Each of the Company's officers (excluding the ~~Chairman of the Board~~controlling shareholders) may be entitled to an annual Discretionary Bonus to be determined by the compensation committee, while taking into consideration the officer's performance in that year.

~~6.3.2~~6.4.2	Discretionary Bonus Cap

The annual Discretionary Bonus will not exceed the following caps:

Position	Maximum Annual Discretionary Bonus (in respective Base Salaries)
CEO	Three (3) Base Salaries
Other officers	Three (3) Base Salaries

In any case, the Measurable Bonus and the Discretionary Bonus shall not exceed the Annual Bonus caps detailed in section 6.1 above.

~~6.3.3~~6.4.3	Subject to section 1.5 above, Discretionary Bonus to the CEO and other officers will be approved by the compensation committee.

~~6.3.4~~6.4.4	Discretionary Bonus will be subjected to the ~~Measurable~~Annual Bonus Cap (as detailed in Article 6.~~2~~. 1 above).

~~6.4~~6.5	Partial Entitlement for an Annual Bonus

An officer who has worked less than one (1) full calendar year (other than in cases of dismissal under circumstances justifying the non-payment of severance pay), will be entitled to a proportionate Annual Bonus according to such officer's period of employment in the Company, insofar as such officer is otherwise entitled to an Annual Bonus.

7.	Claw-back

7.1
An officer will be required to return to the Company any surplus amounts that he or she was paid on the basis of information that was found to be incorrect, and was restated in the Company's financial statements over a three years period following the date of approving the Annual Bonus. It is clarified that any restatement due to a change in accounting policy or first time adoption of an accounting policy will not result in the Company demanding from any officer to return amounts previously paid. The above does not derogate from any mandatory claw-back requirements pursuant to any applicable law and regulations.

7.2
The compensation committee and Board are authorized, subject to any applicable law and regulations, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

8.	Equity Based Components

8.1
The Company reserves the right to grant its officers, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares, share appreciation rights or other shares based awards (the "Equity Based Components"), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

The amount of equity based compensation granted via restricted share units and restricted shares, will not exceed the amount of 25% of the equity based compensation or the Maximum Annual Value equal to the cost of three (3) Base Salaries of the officer to which the equity based compensation was granted.

8.2	Equity Based Components may consist of a combination of any type of equity.

8.3
All Equity Based Components will be subject to a gradual vesting period, which will not be shorter than three (3) years from the grant date. The Board may determine a mechanism of acceleration of vesting:

-	A full acceleration will be permitted in the event of death, disability, medical reasons or a change in control of the Company followed by the delisting of the Company's shares.

-
An acceleration of the next unvested period will be permitted in the event of change in control of the Company following a resignation or termination of employment of the officer (except in the case of Termination for Cause).

"Termination for Cause" means a termination of the employment of an officer following one or more of the following: embezzlement; theft; criminal offence; act involving moral turpitude; severe disciplinary breach; breach of fiduciary duties; other fundamental breach of the officer's employment agreement; or any other event which under applicable law enables terminating an employee's employment and entirely or partially denying severance payments or prior notice redemption.

8.4	At the discretion of the Board, any Equity Based Component may also be subject to performance criteria.

8.5
When stock options are granted, the exercise price of the option will not be less than the average closing price of the Company's shares during the 30 trading days immediately preceding the date of the Board's first approval of the relevant grant.

8.6
The maximum amount of all Equity Based Components granted during the term of this Compensation Policy (and taking into consideration any cashless exercise mechanism, if applicable), will not exceed ten percent (10%) of the Company's issued and outstanding share capital.

8.7	Equity Based Components will expire, if not previously exercised, after period not to exceed ten (10) years after their grant date.

8.8
On the date of each grant, the book value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements, will not exceed the following caps:

Position	Maximum Annual Value(*)
Chairman or co-Chairman of the Board (**)	NIS 840,000 (USD ~~241.8~~237.96 thousand)
CEO (**)	NIS 840,000 (USD ~~241.8~~237.96 thousand)
Other officers who are not directors	NIS 204,000 (USD ~~58.7~~57.79 thousand)

(*) The total value of Equity Based Components divided equally by the vesting periods.

(**) The Maximum Annual Value and the Annual Bonus will not exceed the amount of NIS 2,400,000 (USD ~~690.8~~679.89 thousand).

9.	Advance Notice and Retirement Terms

9.1	Advance Notice

9.1.1	The advance notice period will not exceed the following caps:

Position	Maximum Advance Notice Terms following a resignation of the officer	Maximum Advance Notice Terms following the dismissal of an officer
Chairman of the Board	four (4) months	four (4) months (*)
CEO		four (4) months
Other officers who are not directors		three (3) months

(*) In case the Chairman serves under one (1) year – the maximum advance notice will be four (4) months.

9.1.2
The Company may require an officer to continue providing services to the Company during the advance notice period. Notwithstanding the foregoing, the Company may redeem and pay in advance such advance notice period, in which case the officer will only be entitled to Base Salary and applicable benefits (as detailed in Article 5 above) with respect to such redeemed advance notice period (but for the avoidance of doubt, no Bonus with respect to such period).

9.2	Retirement Grants

With respect to each officer, the Company's Board and compensation committee may approve (either in advance or during his or her employment period) a retirement grant, provided such officer was employed by the Company for at least one (1) year, and provided such officer's termination of employment was not under circumstances justifying the non-payment of severance pay, and subject to the following caps:

Position	Maximum Retirement Grants Terms following a resignation of the officer	Maximum Retirement Grants Terms following the dismissal of the officer
Chairman of the Board	four (4) months	six (6) months
CEO	three (3) months	three (3) months
Other officers who are not directors	two (2) months	two (2) months

10.	Ratios

10.1	Ratio between the Officers' Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company's officers, one of the aspects that will be examined is the ratio between the terms of service of each of the Company's officers and the average and median cost of employment of the Company's employees (including contract workers) while taking into consideration the officer's position, seniority, level of responsibility and the number of the Company's employees. In the course of preparing this Compensation Policy, the compensation committee and the Board reviewed the following ratio between the maximum compensation terms of officers under this Policy (excluding Equity Based Components) and the actual average and median cost of employment of the Company's employees (including the Company's subsidiaries) as of the date of approval of this Compensation Policy:

Position	According to the average employment cost of the Company's other employees (*)	According to the median employment cost of the Company's other employees (*)
Chairman of the Board	24	25
CEO	24	25
Other officers	10	10

The compensation committee and the Board decided that these ratios are reasonable and will not have a negative effect on work relations in the Company.

(*) The ratios listed above factor the maximal compensation available under the terms of the Compensation Policy (excluding Equity Based Components), and are not definitive, such that they are forward-looking and it is possible that the actual figures will be lower.

10.2	Ratio between the Fixed Compensation Components and the Variable Components

The desirable ratio between the variable components and the fixed component (including Benefits as detailed in section 5 above) will not exceed the following:

Position	Desirable Ratio
Chairman of the Board	125%
CEO	125%
Other officers	50%

11.	Directors' Remuneration

The Company may reward the members of the Board with an annual fees and participation fees, which shall not exceed the "maximum amount" as set forth in the Israeli Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760-2000 (the "Compensation Regulations"), and in accordance with the level of equity of the Company as defined in the Compensation Regulations (as amended from time to time).

12.	Insurance, Exemption and Indemnification of Officers

12.1	Insurance of directors and officers

12.1.1	The directors and officers will be covered by a directors' and officers' liability insurance policy, which may include including "Run Off" and "Claims Made" coverage.

12.1.2	The amount of the maximum insurance coverage purchased during the first year under this Compensation Policy will not exceed USD 15 million.

12.1.3
After the first year under this Compensation Policy, the Company may renew or purchase additional insurance, with an insurance coverage and insurance fee not to exceed by more than fifty percent (50%) the coverage under the previous year's insurance.

12.1.4
The directors' and officers' liability insurance will also cover the Company's CEO and officers (including directors) who are the controlling shareholder, provided that their insurance terms are identical to those of the other officers, will be in market condition and will not materially affect the Company's profitability, assets or liabilities.

12.2	Exemption and Indemnification

12.2.1	The Company may provide exemption letters and indemnification letters to its officers, in a form to be approved from time to time by the authorized organs of the Company.

12.2.2
The overall amount of the indemnification to all of the officers will not exceed a percentage of the Company's equity, as specified in the Company's articles (25% on the date of approval of this Compensation Policy), according to the most recent financial statements issued before the actual date of paying the indemnification.

13.	Miscellaneous

13.1
The Company's Board, after receiving the recommendations of the compensation committee, may reduce any variable component at its discretion, as well as a cap on the exercise value of Equity Based Components not payable in cash.

13.2	The Board may elect to make adjustments to any approved Profit Target following major acquisitions, divesture, organizational changes or material change in the business environment.

13.3
 The Company's compensation committee shall be entitled to approve non-material changes in the terms of office and employment of the CEO his subordinate officers, without seeking the approval of the Board, as long as the change does not lead to an increase above the salary cap set in this Compensation Policy (even if that change, in itself, is non-material).

For this purpose, non-material changes are deemed as changes not to exceed the following (compared to the original terms approved by the compensation committee and Board):

(a)	up to 15% accumulative increase of the monthly base salary for a period of three (3) years, provided that the employment terms are in accordance with the terms of the Compensation Policy;

(b)	Discretionary Bonus up to three (3) applicable Base Salaries.